UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-26046
NOTIFICATION OF LATE FILING	CUSIP NUMBER G2110U109

(Check one):	Form 10-K	✓	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-CEN	Form N-CSR

For Period Ended:	December 31, 2021

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHINA NATURAL RESOURCES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

ROOM 2205, 22/F, WEST TOWER, SHUN TAK CENTRE, 168-200 CONNAUGHT ROAD CENTRAL
Address of Principal Executive Office (Street and Number)

SHEUNG WAN, HONG KONG
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company has experienced delays in completing its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, within the prescribed time period, because the registrant requires additional time to complete and consolidate the financial statements of Precise Space-Time Technology Limited (“Precise Space-Time Technology”). Precise Space-Time Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway Environmental Co., Ltd. (“Shanghai Onway”). The registrant has experienced significant delays in the provision of audit information and the auditor has also experienced delay in the audit process due to the city-wide Covid-19-related lockdown in Shanghai, where Shanghai Onway, the Company’s majority-owned subsidiary, is located. The delays could not be eliminated without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Wong Wah On Edward	011-852	2810-7205
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			✓	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During fiscal year ended December 31, 2020, the Company discontinued its revenue-generating operations. On July 27, 2021, the Company announced its acquisition of Precise Space-Time Technology. Precise Space-Time Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway. Shanghai Onway is principally engaged in the provision of equipment for rural wastewater treatment and the provision of engineering, procurement and construction services in relation to wastewater treatment in China.

As a result of the above acquisition, the Company expects to report significant changes to its operations as compared to the prior fiscal year to reflect the consolidation of Shanghai Onway. At this time, the Company is awaiting historical financial records and a valuation report with respect to the acquisition in order to complete its financial reports for the fiscal year ended December 31, 2021.

CHINA NATURAL RESOURCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 29, 2022	By:	/s/ Wong Wah On Edward
Wong Wah On Edward,
Chairman, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).